FILE NO. 82-4524

भारतीय स्टेट बैंक

भारतीय स्टेट बैंक

State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & [redacted] ia Marg, 48

02049522

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 2804. August 12, 2002

SUPPL

02 AUG 23 AM 11:16

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/2769 dated the August 12, 2002 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

PROCES
AUG 3 0 2
THOMSO
FINANCIAI

dlw 8/27

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

DSCH1507.WKS

APPENDIX I TO REGULATION 2
[REGULATION 2-4 (ii)

Distribution Schedule

Name of Company : STATE BANK OF INDIA

Distribution of EQUITY SHARES as on 15th July, 2002

(Kind of Security)

Total Nominal Value Rs.	5262988780
Nominal Value of each share Rs.	10
Total Nos. of shares	526298878
Paid-up value per share Rs.	10
** Distinctive Nos. From	000000001
** Distinctive Nos. To	526890000

** Refer ANNX-01 (DNR BREAK-UP)

TABLE I
DISTRIBUTION OF HOLDINGS

Share holding of nominal value of		Share holders		Share Amount	
Rs.	Rs.	Number	% to Tot	(In Rs.)	% to Tot
(1)		(2)	(3)	(4)	(5)
Upto	5000	700339	99.573%	383964090	7.296%
5001	10000	1555	0.221%	12036800	0.229%
10001	20000	600	0.085%	8922710	0.170%
20001	30000	216	0.031%	5483830	0.104%
30001	40000	91	0.013%	3254190	0.062%
40001	50000	77	0.011%	3602530	0.068%
50001	100000	141	0.020%	10468090	0.199%
100001	Above	326	0.046%	4835256540	91.873%
TOTAL		703345	100.000%	5262988780	100.000%

3ED
02
/

DSCH1507.WKS

PHYSICAL

APPENDIX I TO REGULATION 2
[REGULATION 2-4 (ii)

Distribution Schedule

Name of Company : STATE BANK OF INDIA

Distribution of EQUITY SHARES as on 15th July, 2002

(Kind of Security)

Total Nominal Value Rs.	5262988780
Nominal Value of each share Rs.	10
Total Nos. of shares	526298878
Paid-up value per share Rs.	10
** Distinctive Nos. From	000000001
** Distinctive Nos. To	526890000

** Refer ANNX-01 (DNR BREAK-UP)

TABLE I
DISTRIBUTION OF HOLDINGS

Share holding of nominal value of		Share holders		Share Amount	
Rs.	Rs.	Number	% to Tot	(In Rs.)	% to Tot
(1)		(2)	(3)	(4)	(5)
Upto	5000	551199	78.368%	278904410	5.299%
5001	10000	341	0.048%	2502630	0.048%
10001	20000	100	0.014%	1435360	0.027%
20001	30000	44	0.006%	1067890	0.020%
30001	40000	13	0.002%	434660	0.008%
40001	50000	5	0.001%	220400	0.004%
50001	100000	10	0.001%	693260	0.013%
100001	Above	12	0.002%	3164555860	60.128%
TOTAL		551724	78.443%	3449814470	65.549%
ADD: DEMAT SHARES		151621	21.557%	1813174310	34.451%
GRAND TOTAL		703345	100.000%	5262988780	100.000%

DEMAT

APPENDIX I TO REGULATION 2
[REGULATION 2-4 (ii)

Distribution Schedule

Name of Company : STATE BANK OF INDIA

Distribution of EQUITY SHARES as on 15th July, 2002

(Kind of Security)

Total Nominal Value Rs.	5262988780
Nominal Value of each share Rs.	10
Total Nos. of shares	526298878
Paid-up value per share Rs.	10
** Distinctive Nos. From	000000001
** Distinctive Nos. To	526890000

** Refer ANNX-01 (DNR BREAK-UP)

DEMAT

TABLE I
DISTRIBUTION OF HOLDINGS

Share holding of nominal value of		Share holders		Share Amount	
Rs.	Rs.	Number	% to Tot	(In Rs.)	% to Tot
(1)		(2)	(3)	(4)	(5)
Upto	5000	149140	21.204%	105059680	1.996%
5001	10000	1214	0.173%	9534170	0.181%
10001	20000	500	0.071%	7487350	0.142%
20001	30000	172	0.024%	4415940	0.084%
30001	40000	78	0.011%	2819530	0.054%
40001	50000	72	0.010%	3382130	0.064%
50001	100000	131	0.019%	9774830	0.186%
100001	Above	314	0.045%	1670700680	31.744%
TOTAL		151621	21.557%	1813174310	34.451%
ADD: PHYSICAL SHARES		551724	78.443%	3449814470	65.549%
GRAND TOTAL		703345	100.000%	5262988780	100.000%

W

TABLE III
HOLDINGS OF OFFICE BEARERS

Names of Directors, Managing Director, Chairman, President, Secretary and Manager	Official relationship to the Company	Number of shares
Shri Janki Ballabh	Chairman	150
Dr S Ramani	Director	800
Dr I G Patel	Director	500
Shri Ajay G Piramal	Director	806
Shri R Prabhakar Rao	Director	
Shri C N Ramachandran	Director	
Shri Prithvi Raj Khanna	Director	500
Shri Shantha Raju	Director	110
Shri K P Jhunjhunwala	Director	
Shri S Govindarajan	Director	
Shri Y Radhakrishnan	Director	53
Shri E K Thakur	Director	

Certified correct

Signature of

DSCH1507.WKS

TABLE II
NAME OF SHARE HOLDER AND SHARES HELD BY THE FOLLOWING, viz.

		Name of Share Holder		No of Shares	% to tot no. of shares
		(1)		(2)	(3)
(a) Foreign Holdings	(i)	Foreign Collaborators		-	-
	(ii)	Foreign Financial Institutions - Instn. Investors (FII)		101893898	19.360%
	(iii)	Foreign Nationals		-	-
	(iv)	Non-Resident Indians		227448	0.043%
			TOTAL	102121346	19.404%
(b) Govt/Govt sponsored Financial Institutions	(i)	Life Insurance Corpn. of India		28082883	5.336%
	(ii)	Unit Trust of India		14663267	2.786%
	(iii)	Industrial Fin. Corpn. of India		498200	0.095%
	(iv)	Industrial Dev. Bank of India		4019297	0.764%
	(iv) a.	- SIDBI		1015000	0.193%
	(v)	Indst Credit & Inv Corp of India			
	(vi)	Gen.Ins. Corpn. of India & Sub.		2853207	0.542%
	(vii)	Nationalised Banks		247192	0.047%
	(viii)	Government Companies		-	-
	(ix)	Central Government (RBI)		314338700	59.726%
	(x)	State Government		101632	0.019%
	(xi)	State Financial Corporations		-	-
			TOTAL	365819378	69.508%
(c) Bodies Corporate	(i)	Holding Companies		-	-
	(ii)	Subsidiary Companies		-	-
	(iii)	Other Bodies Corporate			
		- Domestic Companies		9351390	1.777%
		- Mutual Funds		7759017	1.474%
			TOTAL	17110407	3.251%
(d) Directors & their relatives		As defined in Sec.6 of the Companies Act, 1956.			N/A

JN

DSCH1507.WKS

(AS ON 15/07/2002)	Name of Share Holder	No of Shares	% to total no. of shares
	(1)	(2)	(3)
Top 20 SHAREHOLDERS	1 RESERVE BANK OF INDIA	314338700	59.73%
	2 THE BANK OF NEW YORK	41538018	7.89%
	3 LIFE INSURANCE CORPORATION OF INDIA	28082883	5.34%
	4 UNIT TRUST OF INDIA	14663267	2.79%
	5 EMERGING MARKETS GROWTH FUND INC.	8498900	1.61%
	6 INDUSTRIAL DEVELOPMENT BANK OF INDIA	4019297	0.76%
	7 MORGAN STANLEY INVESTMENT MANAGEMENT INC A/CM	2513516	0.48%
	8 CAPITAL INTERNATIONAL EMERGING MARKETS FUND	2442750	0.46%
	9 ABU DHABI INVESTMENT AUTHORITY	2173530	0.41%
	10 MORGAN STANLEY MUTUAL FUND A/C MORGAN STANLEY	2123278	0.40%
	11 SCHRODER INVESTMENT MANAGEMENT NORTH AMERICAI	1920425	0.36%
	12 PICTET TARGETED FUND (MAURITIUS) LIMITED.	1896534	0.36%
	13 LAZARD FRERES CO LLC A/C LAZARD EMERGING MA	1653400	0.31%
	14 GOLDMAN SACHS INVESTMENTS (MAURITIUS) I LTD	1649093	0.31%
	15 MORGAN STANLEY INVESTMENT MANAGEMENT INC. A/	1643512	0.31%
	16 MERRILL LYNCH CAPITAL MARKETS ESPANA S.A. SVB	1492594	0.28%
	17 THE INDIA FUND, Inc	1473206	0.28%
	18 FIDELITY MANAGEMENT AND RESEARCH COMPANY A/CF	1463700	0.28%
	19 COPTHALL MAURITIUS INVESTMENT LTD.	1352736	0.26%
	20 ABN AMRO ASIA (MAURITIUS) LIMITED - CLASS-D	1198749	0.23%
	TOTAL	436138088	82.87%